Exhibit 12.1

BOARDWALK PIPELINE PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$101.6	$92.8	$306.5	$217.4	$289.9	$163.0	$295.0
Amortization of capitalized interest	0.9	0.8	3.3	3.3	3.2	2.8	0.5
Fixed charges	44.2	42.7	178.3	179.8	160.2	147.6	133.7
Capitalized interest	(2.3)	(0.4)	(4.5)	(1.9)	(4.1)	(10.2)	(72.6)

Total earnings	$144.4	$135.9	$483.6	$398.6	$449.2	$303.2	$356.6

Fixed Charges:
Interest expense, net of capitalized interest	$40.5	$41.0	$168.6	$173.1	$151.1	$132.3	$57.3
Capitalized interest	2.3	0.4	4.5	1.9	4.1	10.2	72.6
Implicit interest in rents	1.4	1.3	5.2	4.8	5.0	5.2	3.8

Total fixed charges	$44.2	$42.7	$178.3	$179.8	$160.2	$147.7	$133.7

Ratio of earnings to fixed charges	3.27x	3.18x	2.71x	2.22x	2.80x	2.05x	2.67x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

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“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and

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“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.